Exhibit 4.5

Management’s Discussion & Analysis

OVERVIEW

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services. The following is a geographic breakdown of the collision repair locations by trade name and location as at August 12, 2025.

1,003 locations

	46 locations		875 locations
Alberta British Columbia Manitoba Saskatchewan Ontario	16 13 13 4 82 locations 82

Florida ( +4 )*

Michigan

Illinois

California

Georgia (+1)*

Texas ( +2 )*

New York

Washington

Wisconsin

North Carolina

Indiana ( +1 )*

Ohio

Oklahoma

Louisiana ( +2 )*

Arizona ( +1 )*

Colorado

Tennessee (+5)*

		80 77 66 52 42 42 41 38 38 37 36 34 28 27 26 22 20	South Carolina Missouri ( +1 )* Alabama ( +1 )* Maryland ( +1 )* Minnesota Pennsylvania Kansas Oregon Virginia (+9)* Nevada Iowa ( +1 )* Hawaii Kentucky Utah Arkansas Nebraska Idaho	19 18 15 15 14 14 11 11 10 8 7 6 6 6 3 3 1

The above numbers include 33 intake locations.		The above numbers include two intake locations and two fleet locations co-located with collision repair centers.

*	Locations added in 2025 and up to August 12, 2025

Boyd provides collision repair and glass services to insurance companies, individual vehicle owners, as well as fleet and lease customers, with a high percentage of the Company’s revenue being derived from insurance-paid collision repair services.

BGSI’s shares trade on the Toronto Stock Exchange under the symbol TSX: BYD.TO.

The following review of BGSI’s operating and financial results for the period ended June 30, 2025, including material transactions and events of BGSI up to and including August 12, 2025, should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025, as well as the annual audited consolidated financial statements, management discussion & analysis (“MD&A”) and annual information form (“AIF”) of BGSI, as filed on SEDAR+ at www.sedarplus.com.

SIGNIFICANT EVENTS

On February 26, 2025, BGSI announced the launch of its latest five-year goal designed to drive growth and enhance profitability through 2029.

On March 17, 2025, the BGSI Board of Directors declared a cash dividend for the first quarter of 2025 of C$0.153 per common share. The dividend was paid on April 28, 2025 to common shareholders of record at the close of business on March 31, 2025.

On May 15, 2025, the BGSI announced that the nominees listed in the management proxy circular dated March 25, 2025 were elected as Directors of BGSI. Also effective this date, Timothy O’Day stepped down from his role as Chief Executive Officer and was succeeded by Brian Kaner.

On June 17, 2025, the BGSI Board of Directors declared a cash dividend for the second quarter of 2025 of C$0.153 per common share. The dividend was paid on July 29, 2025 to common shareholders of record at the close of business on June 30, 2025.

The Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

Location	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2025 to June 30, 2025	7	10	17
July 1, 2025 to August 12, 2025	10	2	12

Total	17	12	29

During the six months ended June 30, 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.

Included above is an eight-location multi-store operator (“MSO”) based in Virginia which was acquired in early August. This acquisition resulted in surpassing the thousandth store mark, a major milestone for the Company.

OUTLOOK

While industry headwinds continued to impact same-store sales, which declined 2.1% in the second quarter, Boyd continued to outperform the industry. Based on claims processing platform data for the second quarter, the Company estimates the industry was down in the range of 6-8%. Boyd has recently seen positive developments in several of the factors that contributed to the industry headwinds, including a return to positive year-over-year growth in used car prices and moderating growth rates in insurance premiums. While the Company expects it will take time for repairable claim volumes to normalize, Boyd has been actively positioning the Company to come out of this downturn in a strong operational and competitive position. Boyd saw some initial signs of improvement in the business towards the end of the second quarter and these trends have continued to date in the third quarter. While it is still early in the third quarter, the industry headwinds appear to be moderating and thus far the Company has achieved a modest amount of positive same-store sales growth.

The launch and execution of Project 360 positions the Company for improved margins and the ability to achieve operating leverage as the business scales. During the second quarter, Boyd successfully implemented the indirect staffing model and is on track to realize an annualized cost savings run rate of $30 million. In addition, the Company expects to realize an incremental $40 million in annualized run rate cost savings by the end of 2026, which is expected to roll out ratably between the beginning of the third quarter and the end of 2026 and will include key initiatives surrounding direct and indirect procurement spending. The remaining $30 million of our $100 million cost savings target will be realized between 2027 and 2029.

In addition to Project 360, Boyd has also increased the focus on key performance indicators of each of the Company’s insurance company clients. Boyd’s long-standing WOW Operating Way has enabled the Company to successfully achieve above industry performance in three key areas: net promoter score, total cycle time and average cost of repair. The Company has expanded this initiative to focus on each insurance company clients’ unique performance indicators, striving to provide all vehicle owners with an exceptional customer service experience. Boyd has linked the compensation structure of regional and field management to these custom performance metrics and believe this initiative has played an important role in the Company’s same-store sales industry outperformance.

Boyd has augmented the Company’s go-to-market strategy for new location growth, namely start-up locations and single- shop acquisitions. The Company has undergone a comprehensive analysis of each region to enable the Company to take a more strategic approach to new location growth with an emphasis on strengthening Boyd’s position in core markets. This will enable Boyd to generate enhanced revenue synergies and operating leverage, provide a more predictable cadence of new start-up-location growth and position the Company to better serve insurance company clients. The Company is on track to open 16 new start-up locations in the second half of 2025, with the pipeline for brownfield and greenfield growth now developed to deliver approximately eight to ten new start-up locations on a quarterly basis. In addition to Boyd’s established single shop pipeline, the Company has seen an increase in acquisition opportunities in the small regional MSO market in 2025. This is evident by the recent purchase of an eight-location MSO based in Virginia in early August, Boyd’s first MSO acquisition since 2021.

Boyd has remained focused on enhancing customer service, improving profitability and positioning the Company to continue to execute the growth strategy. Boyd has been disciplined with acquisition activity as valuation levels rose and maintained a strong balance sheet. As Boyd looks forward, the Company is well positioned for continued profitability improvements and to take advantage of the growth opportunities ahead.

In the long-term, management remains confident in its business model and its ability to increase market share by expanding its presence in North America through strategic acquisitions alongside organic growth from Boyd’s existing operations. Accretive growth will remain the Company’s long-term focus whether it is through organic growth, new store development, or acquisitions. The North American collision repair industry remains highly fragmented and offers attractive opportunities for industry leaders to build value through focused consolidation and economies of scale. As a growth company, Boyd’s objective continues to be to maintain a conservative dividend policy that will provide the financial flexibility necessary to support growth initiatives while gradually increasing dividends over time. The Company remains confident in its management team, systems and experience. This, along with a strong financial position and financing options, positions Boyd well for success into the future.

BUSINESS ENVIRONMENT & STRATEGY

As at August 12, 2025, the business environment of the Company and strategies adopted by management remain unchanged from those described in BGSI’s 2024 annual MD&A.

Update on Business Strategy

Boyd is committed to its previously announced five-year goal which includes growing revenue to $5 billion in 2029, doubling Adjusted EBITDA dollars from 2024-2029 and returning to an Adjusted EBITDA margin of 14%. Project 360, a company-wide transformational cost initiative, was introduced as a way to support these goals. Project 360 is expected to result in $100 million of annual recurring cost savings over the 5 years with upfront investment and transition costs incurred to achieve these benefits in the $20-23 million range.

During the quarter the company successfully implemented the indirect staffing model and is on track to realize annualized run rate savings of $30 million. Thus far in 2025, Boyd also launched several other initiatives aimed at achieving improved gross margin and reducing operating expenses, including key initiatives surrounding direct and indirect procurement spending. The Company has begun to see early progress on its direct procurement initiative through improved parts margins in the second quarter of 2025.

Since the launch of Project 360, the Company has incurred costs of $16.1 million. These costs are related to achieving the benefits already experienced, as well as other initiatives which have been launched, with the cost savings to occur in the future.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this interim report, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, or “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on such statements, as actual results may differ materially from those expressed or implied in such statements.

The following table outlines forward-looking information included in this MD&A:

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Boyd plans to grow revenue to $5 billion and double Adjusted EBITDA to $700 million by 2029.

New location opportunities continue to be available and are at acceptable and accretive prices

Financing options continue to be available at reasonable rates and on acceptable terms and conditions

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

Anticipated operating results of new locations would be accretive to overall Company results

Initiatives to increase production capacity are successful

Project 360 is successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Tariff impacts are offset by client pricing increases

Acquisition market conditions change and repair shop owner demographic trends change

Credit and refinancing conditions prevent or restrict the ability of the Company to continue growth strategies

Changes in market conditions and operating environment

Significant decline in the number of insurance claims

Integration of new stores is not accomplished as planned

Increased competition which prevents achievement of acquisition and revenue goals

Initiatives to increase production capacity take longer than expected or are not successful

Insurance premium inflation and overall economic uncertainty continue to impact claims volumes

Anticipated cost savings take longer than expected or are not fully realized

Client pricing is not adjusted to reflect tariff impacts

Project 360 is expected to require investment and transition costs totaling in the $20-23 million range.

The actual cost for these expenditures agrees with the original estimate

The project is completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

Project 360 is expected to result in $100 million in annual cost savings over the plan period. Improved gross margins, reduced operating expenses and improved operating expense leverage is expected to be realized during the period from 2025 to 2029.

During the second quarter, Boyd successfully implemented the indirect staffing model, which is on track to realize an annualized cost savings run rate of $30 million. In addition, the Company expects to realize an incremental $40 million in annualized run rate cost savings by the end of 2026, which is expected to roll out ratably between the beginning of the third quarter and the end of 2026 and will include key initiatives surrounding direct and indirect procurement spending. The remaining $30 million of our $100 million cost savings target will be realized between 2027 and 2029.

The project is completed according to the estimated timeline

Cost savings initiatives have been appropriately identified

Adequate time and resources are dedicated to achieving cost savings objectives

Initiatives to increase production capacity are successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Cost savings realized differ from amounts originally anticipated

Timeframe for cost savings differs from original timeline

Initiatives to increase production capacity take longer than expected or are not successful

Anticipated cost savings take longer than expected or are not fully realized

The Company anticipates achieving 80% internalization of scanning and calibration services within the next 1-2 years.

Staffing to service scanning and calibration continues to be available

Necessary equipment is readily available

Vehicles requiring scanning and calibration services increase according to industry and company projections

Demand for services grows more rapidly than anticipated during the timeframe

Necessary equipment is not available in the required timeframe

Vehicles requiring scanning and calibration services increase at a pace that differs from industry and company projections

Vehicle population in certain geographies does not support the investment required to internalize scanning and calibration services

Boyd remains confident in its business model to increase market share by expanding its presence in North America through strategic and accretive acquisitions alongside organic growth from Boyd’s existing operations.

Re-emergence of stability in economic conditions

Stability in employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Market share growth will more than offset systemic changes in the industry and environment

Anticipated operating results would be accretive to overall Company results

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Inability of the Company to pass cost increases to customers over time

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Changes in weather conditions

Inability to maintain, replace or grow technician capacity could impact organic growth

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Stated objective to gradually increase dividends over time.

Growing profitability of the Company and its subsidiaries

The continued and increasing ability of the Company to generate cash available for dividends

Balance sheet strength and flexibility is maintained and the dividend level is manageable taking into consideration bank covenants, growth requirements and maintaining a dividend level that is supportable over time

BGSI is dependent upon the operating results of the Company

Economic conditions deteriorate

Changes in weather conditions

Decline in the number of insurance claims

Loss of one or more key customers or loss of significant volume from any customer

Changes in government regulation

During 2025, the Company plans to make cash capital expenditures, excluding those related to acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. The investment expected in 2025 is in the range of $10M to $12M, with an investment in 2026 in the range of $2 million to $4 million.

The actual cost for these capital expenditures agrees with the original estimate

The purchase, delivery and installation of the capital items is consistent with the estimated timeline

No other new capital requirements are identified or required during the period

All identified capital requirements are required during the period

Actual expenditures could be above or below 1.6% to 1.8% of sales

The timing of the expenditures could occur on a different timeline

BGSI may identify additional capital expenditure needs that were not originally anticipated

BGSI may identify capital expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

We caution that the foregoing table contains what BGSI believes are the material forward-looking statements and is not exhaustive. Therefore, when relying on forward-looking statements, investors and others should refer to the “Risk Factors” section of BGSI’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis and our other periodic filings with Canadian securities regulatory authorities. All forward-looking statements presented herein should be considered in conjunction with such filings.

NON-GAAP FINANCIAL MEASURES AND RATIOS

EBITDA AND ADJUSTED EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a calculation defined in IFRS Accounting Standards. EBITDA should not be considered an alternative to net earnings in measuring the performance of BGSI, nor should it be used as an exclusive measure of cash flow. BGSI reports EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because they are key measures that management uses to evaluate performance of the business and to reward its employees. EBITDA is also a concept utilized in measuring compliance with debt covenants. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are measures commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA is used to assist in evaluating the operating performance and debt servicing ability of BGSI, investors are cautioned that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as reported by BGSI may not be comparable in all instances to EBITDA as reported by other companies.

CPA Canada’s Canadian Performance Reporting Board defined Standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA represents an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimate of their useful life. Accordingly, Standardized EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes. Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiatives expenses and fair value adjustments to contingent consideration. These adjustments which do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute a transformation plan, expected to assist in achieving BGSI’s five-year goal. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur.

The following is a reconciliation of BGSI’s net earnings to Standardized EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

ADJUSTED EBITDA

(thousands of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net earnings	$5,422	$10,826	$2,785	$19,207
Add:
Finance costs	18,023	17,210	35,855	33,332
Income tax expense	2,851	4,215	2,561	7,362
Depreciation of property, plant and equipment	21,547	17,902	42,394	34,302
Depreciation of right of use assets	31,799	31,098	63,414	60,757
Amortization of intangible assets	6,868	6,824	13,548	13,383

Standardized EBITDA	$86,510	$88,075	$160,557	$168,343

Add (deduct):
Fair value adjustments	—	—	1	(7)
Acquisition and transformational cost initiatives	7,276	1,501	13,773	2,947

Adjusted EBITDA	$93,786	$89,576	$174,331	$171,283

Sales	$780,407	$779,163	$1,558,730	$1,565,710
Adjusted EBITDA margin (%)	12.0	11.5	11.2	10.9

ADJUSTED NET EARNINGS

In addition to Standardized EBITDA and Adjusted EBITDA, BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items. The following is a reconciliation of BGSI’s net earnings to adjusted net earnings:

(thousands of U.S. dollars, except share and per share amounts)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net earnings	$5,422	$10,826	$2,785	$19,207
Add (deduct):
Fair value adjustments (non-taxable)	—	—	1	(7)
Acquisition and transformational cost initiatives (net of tax)	5,384	1,111	10,192	2,181

Adjusted net earnings	$10,806	$11,937	$12,978	$21,381

Weighted average number of shares	21,467,807	21,472,288	21,467,695	21,472,241

Adjusted net earnings per share	$0.50	$0.56	$0.60	$1.00

SAME-STORE SALES

Same-store sales is a measure of sales that includes only those locations in operation for the full comparative period. Same- store sales is presented excluding the impact of foreign exchange on the current period. Same-store sales is calculated by applying the prior period exchange rate to the current year sales. The following is a reconciliation of BGSI’s sales to same- store sales:

(thousands of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Sales	$780,407	$779,163	$1,558,730	$1,565,710
Less:
Sales from locations not in the comparative period	(22,953)	(1,923)	(52,333)	(10,370)
Sales from under-performing facilities closed during the period	(109)	(2,918)	(633)	(6,643)
Foreign exchange	740	—	4,669	—

Same-store sales (excluding foreign exchange)	$758,085	$774,322	$1,510,433	$1,548,697

Dividends

BGSI declared dividends of C$0.153 per share in the first and second quarters of 2025 (2024 - C$0.150).

Dividends to shareholders of BGSI were declared and paid as follows:

(thousands of U.S. dollars) Record date	Payment date	Dividend amount
March 31, 2025	April 28, 2025	$2,287
June 30, 2025	July 29, 2025	2,390

		$4,677

(thousands of U.S. dollars) Record date	Payment date	Dividend amount
March 31, 2024	April 26, 2024	$2,379
June 30, 2024	July 29, 2024	2,350

		$4,729

RESULTS OF OPERATIONS

Results of Operations (thousands of U.S. dollars, except per share amounts)
	Three months ended June 30,			Six months ended June 30,
	2025	% change	2024	2025	% change	2024
Sales - Total	780,407	0.2	779,163	1,558,730	(0.4)	1,565,710
Same-store sales - Total
(excluding foreign exchange) (1)	758,085	(2.1)	774,322	1,510,433	(2.5)	1,548,697
Gross margin %	46.8	2.6	45.6	46.5	2.9	45.2
Operating expense %	34.8	2.1	34.1	35.3	2.9	34.3
Adjusted EBITDA margin (1) %	12.0	4.3	11.5	11.2	2.8	10.9
Adjusted EBITDA (1)	93,786	4.7	89,576	174,331	1.8	171,283
Acquisition and transformational cost initiatives	7,276	384.7	1,501	13,773	367.4	2,947
Depreciation and amortization	60,214	7.9	55,824	119,356	10.1	108,442
Fair value adjustments	—	N/A	—	1	N/A	(7)
Finance costs	18,023	4.7	17,210	35,855	7.6	33,332
Income tax expense	2,851	(32.4)	4,215	2,561	(65.2)	7,362
Adjusted net earnings (1)	10,806	(9.5)	11,937	12,978	(39.3)	21,381
Adjusted net earnings per share (1)	0.50	(10.7)	0.56	0.60	(40.0)	1.00
Net earnings	5,422	(49.9)	10,826	2,785	(85.5)	19,207
Basic and diluted earnings per share	0.25	(50.0)	0.50	0.13	(85.4)	0.89

(1)	As defined in the non- GAAP financial measures and ratios section of the MD&A.

2nd Quarter Comparison - Three months ended June 30, 2025 vs. 2024 Sales

Sales totaled $780.4 million for the three months ended June 30, 2025, an increase of $1.2 million or 0.2% when compared to the same period of 2024. The increase in sales was the result of the following:

•

$21.0 million of incremental sales were generated from 53 new locations that were not in operation for the full comparative period, which is approximately $0.4 million in sales per new location. These new locations will contribute meaningfully as their sales mature over the next two to three year period.

•

Same-store sales[1] excluding foreign exchange decreased $16.2 million or 2.1% and decreased a further $0.7 million due to the translation of same-store sales at a lower Canadian dollar exchange rate. The second quarter of 2025 recognized the same number of selling and production days when compared to the same period of the prior year. Based on claims processing platform data for the three months ended June 30, 2025, the Company estimates the industry was down in the range of 6-8%. While industry headwinds continued to impact same-store sales, the Company has continued to outperform the industry.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $2.8 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

Gross Profit

Gross Profit was $365.4 million or 46.8% of sales for the three months ended June 30, 2025, compared to $355.5 million or 45.6% of sales for the same period of 2024. Gross profit increased $10.0 million as a result of incremental sales from location growth, and the internalization of scanning and calibration, partially offset by a reduction from same-store sales declines when compared to the prior period. Gross margin percentage increased due to several factors, including the benefits of internalization of scanning and calibration, improvements to performance based pricing, and an increase in parts margins. Improvements to parts margin are a result of Project 360 initiatives to enhance direct parts procurement to drive cost efficiencies. To date, the Company has not experienced any material impact as a result of tariffs.

Operating Expenses

Operating Expenses for the three months ended June 30, 2025 increased $5.8 million to $271.7 million from $265.9 million for the same period of 2024. However, operating expenses for same stores declined when compared to the same period of the prior year as a result of lower labour costs achieved from changes to the indirect staffing model. Incremental costs from location growth, quarter-to-quarter variation in certain accruals and costs associated with the continued internalization of scanning calibration more than offset these decreases. Closed locations lowered operating expenses by $1.1 million.

Operating expenses as a percentage of sales were 34.8% for the three months ended June 30, 2025, which compared to 34.1% for the same period of 2024. Operating expenses as a percentage of sales was positively impacted by the introduction of Project 360, the transformational cost initiative launched during the fourth quarter of 2024. During the quarter, the Company successfully rolled out the indirect staffing model and is on track to realize an annualized cost savings run rate of $30 million as a result. More than offsetting this positive impact were lower same-store sales causing negative leverage, quarter-to- quarter variation in certain accruals, and an investment in facilities maintenance costs, with spend in the quarter being elevated due to pent-up demand from deferred work. The Company also experienced incremental costs associated with the internalization of scanning and calibration and higher information technology expenses related to additional licensing and security costs. While the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales. New locations contributed positively to sales but had a higher operating ratio of 36.8%.

[1]	As defined in the non-GAAP financial measures and ratios section of the MD&A

Despite the headwinds faced this quarter, the Company continues to be on track to realize its margin enhancement objectives.

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the three months ended June 30, 2025 were $7.3 million compared to $1.5 million recorded for the same period of 2024. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. Expenses related to the transformational cost initiatives of $6.3 million incurred in the second quarter of 2025 are non-recurring and relate to the execution of a transformation plan expected to assist in achieving BGSI’s five-year goal. No similar transformation costs were incurred during the second quarter of 2024.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, adjusted for contingent consideration, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”)2 for the three months ended June 30, 2025 totaled $93.8 million or 12.0% of sales compared to Adjusted EBITDA of $89.6 million or 11.5% of sales in the same period of the prior year. The $4.2 million increase in Adjusted EBITDA is the result of improvements in gross margin, as well as reduction of costs in shop labor as a result of the roll out of Project 360 that resulted in significant cost savings.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $21.5 million or 2.8% of sales for the three months ended June 30, 2025, an increase of $3.6 million when compared to the $17.9 million or 2.3% of sales recorded in the same period of the prior year. The increase in depreciation expense was primarily due to growth in locations, the investments in network technology upgrades, as well as growth related to the calibration business. Investments in the calibration business pertain primarily to vehicles and calibration technology equipment. While, the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases depreciation as a percentage of sales. Depreciation expense as a percentage of sales has also been impacted by same-store sales declines.

Depreciation related to right of use assets totaled $31.8 million, or 4.1% of sales for the three months ended June 30, 2025, as compared to $31.1 million or 4.0% of sales for the same period of the prior year. The increase in depreciation expense was primarily due to location growth and lease renewals. Depreciation expense as a percentage of sales was impacted by same- store sales declines.

Amortization of intangible assets for the three months ended June 30, 2025 totaled $6.9 million or 0.9% of sales, compared to the $6.8 million or 0.9% of sales expensed for the same period of the prior year.

Finance Costs

Finance Costs of $18.0 million or 2.3% of sales for the three months ended June 30, 2025 increased from $17.2 million or 2.2% of sales for the same period of the prior year. The increase in finance costs was due to increased lease liabilities as a result of lease renewals and location growth. This was partially offset by decreased interest on the revolving credit facility primarily driven by decreasing rates.

Income Taxes

Current and Deferred Income Tax Expense of $2.9 million for the three months ended June 30, 2025 compared to $4.2 million for the same period of the prior year. Income tax expense was impacted by the recording of adjustments related to the completion and filing of the prior year Canadian tax returns. In addition, the impact of permanent differences is having a more pronounced impact on the effective tax rate in the second quarter of 2025 due to the level of net income before taxes.

[2]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act enacted in 2017 that were set to expire at the end of 2025, including 100% bonus depreciation and revisions to the business interest expense limitation. The Company is currently evaluating the impact of the new legislation but does not expect it to have a material impact on the results of operations.

Net Earnings and Earnings Per Share

Net Earnings for the three months ended June 30, 2025 was $5.4 million or 0.7% of sales compared to net earnings of $10.8 million or 1.4% of sales in the same period of the prior year. The net earnings amount in 2025 was impacted by acquisition and transformational cost initiatives of $5.4 million (net of tax). Adjusted net earnings3 for the second quarter of 2025 was $10.8 million, or 1.4% of sales. This compares to Adjusted net earnings of $11.9 million or 1.5% of sales in the same period of 2024. Net earnings and Adjusted net earnings for the period benefited from higher Adjusted EBITDA. The $4.2 million increase in Adjusted EBITDA is the result of improvements in gross margin, as well as reduction of indirect staffing as a result of the roll out of Project 360. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs. The increase in depreciation expense was primarily due to growth in locations, the investments in network technology upgrades, as well as growth related to the calibration business.

Basic and Diluted Earnings Per Share was $0.25 per share for the three months ended June 30, 2025 compared to $0.50 for the second quarter of 2024. Adjusted net earnings per share was $0.50 compared to $0.56 for the second quarter of 2024.

Year-to-date Comparison - Six months ended June 30, 2025 vs. 2024

Sales

Sales totaled $1,558.7 million for the six months ended June 30, 2025 a decrease of $7.0 million or 0.4% when compared to the same period of 2024. The decrease in sales was the result of the following:

•

Same-store sales excluding foreign exchange decreased $38.3 million or 2.5%, and decreased $4.7 million due to the translation of same-store sales at a lower Canadian dollar exchange rate. The first six months of 2025 recognized one less selling and production day when compared to the same period of the prior year, which decreased selling and production capacity by approximately 0.8%. Based on claims processing platform data for the six months ended June 30, 2025, the Company estimates the industry was down in the range of 7-9%. While industry headwinds continued to impact same-store sales, the Company has continued to outperform the industry.

•

$42.0 million of incremental sales were generated from 66 new locations that were not in operation for the full comparative period, which is approximately $0.6 million in sales per new location. These new locations will contribute meaningfully as their sales mature over the next two to three year period.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $6.0 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

Gross Profit

Gross Profit was $724.7 million or 46.5% of sales for the six months ended June 30, 2025 compared to $708.0 million or 45.2% of sales for the same period of 2024. Gross profit increased $16.7 million as a result of incremental sales from location growth and the internalization of scanning and calibration, partially offset by the loss from same-store sales declines when compared to the prior period. Gross margin percentage increased due to several factors, including the benefits of internalization of scanning and calibration, and improvements in performance based pricing. To date, the Company has not experienced any material impact in the period as a result of tariffs.

[3]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Operating Expenses

Operating Expenses for the six months ended June 30, 2025 increased $13.7 million to $550.4 million from $536.7 million for the same period of 2024. The increase in operating expenses was primarily the result of location growth and inflationary increases, quarter-to-quarter variation in certain accruals, and costs associated with the continued internalization of scanning and calibration. Partially offsetting these increases were lower labor costs as a result of changes to the indirect staffing model. Closed locations lowered operating expenses by $2.0 million.

Operating expenses as a percentage of sales were 35.3% for the six months ended June 30, 2025, which compared to 34.3% for the same period of 2024. Operating expenses as a percentage of sales was positively impacted by the introduction of Project 360, the transformational cost initiative launched during the fourth quarter of 2024. The company successfully rolled out the indirect staffing model and is on track to realize an annualized cost savings run rate of $30 million as a result. More than offsetting this positive impact were lower same-store sales causing negative leverage, quarter-to-quarter variation in certain accruals, and an investment in facilities maintenance costs, with spend in the quarter being elevated due to pent-up demand from deferred work. The Company also experienced incremental costs associated with the internalization of scanning and calibration and higher information technology expenses related to additional licensing and security costs. While the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales.

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the six months ended June 30, 2025 was $13.8 million compared to $2.9 million recorded for the same period of 2024. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. Expenses related to the transformational cost initiatives of $11.7 million incurred in the first half of 2025 are non-recurring and relate to the execution of a transformation plan expected to assist in achieving BGSI’s five-year goal. No similar transformation costs were incurred during the first half of 2024.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, adjusted for contingent consideration, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”) for the six months ended June 30, 2025 totaled $174.3 million or 11.2% of sales compared to Adjusted EBITDA of $171.3 million or 10.9% of sales in the same period of 2024. The $3.0 million increase was primarily driven by the improvements in gross margin, as well as the reduction of indirect labor costs as a result of the introduction of Project 360, the transformational cost initiative launched during the fourth quarter of 2024.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $42.4 million or 2.7% of sales for the six months ended June 30, 2025, an increase of $8.1 million when compared to the $34.3 million or 2.2% of sales recorded in the same period of 2024. The increase in depreciation expense was primarily due to location growth and the investment in network technology upgrades, as well as growth related to the calibration business. Investments in the calibration business pertain primarily to vehicles and calibration technology equipment. While, the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases depreciation as a percentage of sales. Depreciation expense as a percentage of sales has been impacted by same-store sales declines.

Depreciation related to right of use assets totaled $63.4 million, or 4.1% of sales for the six months ended June 30, 2025, as compared to $60.8 million or 3.9% of sales for the same period of 2024. The increase in depreciation expense was primarily due to location growth and lease renewals. Depreciation expense as a percentage of sales has been impacted by same-store sales declines.

Amortization of intangible assets for the six months ended June 30, 2025 totaled $13.5 million or 0.9% of sales, an increase of $0.2 million when compared to the $13.4 million or 0.9% of sales expensed for the same period of 2024.

Finance Costs

Finance Costs of $35.9 million or 2.3% of sales for the six months ended June 30, 2025 increased from $33.3 million or 2.1% of sales for the same period of 2024. The increase in finance costs was due to increased draws on the revolving credit facility as well as increased lease liabilities as a result of lease renewals and location growth.

Income Taxes

Current and Deferred Income Tax Expense of $2.6 million for the six months ended June 30, 2025 compared to an expense of $7.4 million for the same period of 2024. Income tax expense was impacted by the recording of adjustments related to the completion and filing of the prior year Canadian tax returns. In addition, the impact of permanent differences is having a more pronounced impact on the effective tax rate in the first half of 2025 due to the level of net income before taxes.

Net Earnings and Earnings Per Share

Net Earnings for the six months ended June 30, 2025 was $2.8 million or 0.2% of sales compared to net earnings of $19.2 million or 1.2% of sales in the same period of the prior year. The net earnings amount in 2025 was impacted by acquisition and transformational cost initiatives of $10.2 million (net of tax). Adjusted net earnings4 for the six months ended June 30, 2025 was $13.0 million, or 0.8% of sales. This compares to Adjusted net earnings of $21.4 million or 1.4% of sales in the same period of 2024. Net earnings and Adjusted net earnings benefited from higher Adjusted EBITDA. The $3.0 million increase in Adjusted EBITDA is the result of improvements in gross margin, as well as reduction of costs in shop labor as a result of the roll out of Project 360 that resulted in significant cost savings. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs. The increase in depreciation expense was primarily due to growth in locations, investments in network technology upgrades, as well as growth related to the calibration business.

Basic and Diluted Earnings Per Share was $0.13 per share for the six months ended June 30, 2025 compared to $0.89 for the same period of 2024. Adjusted net earnings per share was $0.60 compared to $1.00 for the same period of 2024.

Summary of Quarterly Results (in thousands of U.S. dollars, except per share amounts)	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Sales	$780,407	$778,323	$752,339	$752,293	$779,163	$786,547	$740,014	$737,798
Adjusted EBITDA (1)	$93,786	$80,545	$83,408	$80,128	$89,576	$81,707	$94,207	$93,972
Net earnings (loss)	$5,422	$(2,637)	$2,442	$2,895	$10,826	$8,381	$19,066	$20,498
Basic and diluted earnings (loss) per share	$0.25	$(0.12)	$0.11	$0.13	$0.50	$0.39	$0.89	$0.95
Adjusted net earnings (1)	$10,806	$2,172	$6,275	$3,247	$11,937	$9,444	$19,977	$21,483
Adjusted net earnings per share (1)	$0.50	$0.10	$0.29	$0.15	$0.56	$0.44	$0.93	$1.00

(1)	As defined in the non-GAAP financial measures and ratios section of the MD&A.

[4]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, together with cash on hand and undrawn credit on existing facilities are expected to be sufficient to meet operating requirements, capital expenditures and dividends. At June 30, 2025, BGSI had cash, net of outstanding deposits and cheques, held on deposit in bank accounts totaling $14.7 million (December 31, 2024 - $20.0 million). The net working capital ratio (current assets divided by current liabilities) was 0.59:1 at June 30, 2025 (December 31, 2024 – 0.62:1).

At June 30, 2025, BGSI had total debt outstanding, net of cash, of $1,241.5 million compared to $1,231.6 million at December 31, 2024. Debt, net of cash before lease liabilities increased from $487.3 million at December 31, 2024 to $505.8 million at June 30, 2025. Debt, net of cash, before lease liabilities, increased as a result of location growth. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company. During the first half of 2025, the Company completed sale leaseback transactions for proceeds of $9.2 million. The sale leaseback transactions allowed the Company to replenish capital that can be redeployed to further grow the business.

Total debt, net of cash
	June 30,	March 31,	December 31,	September 30,	June 30,
(thousands of U.S. dollars)	2025	2025	2024	2024	2024
Revolving credit facility & swing line (net of financing costs)	$387,931	$376,885	$369,333	$389,774	$353,724
Term Loan A (net of financing costs)	124,904	124,895	124,882	124,860	124,847
Seller notes (1)	7,677	9,904	13,068	15,458	17,939

Total debt before lease liabilities	$520,512	$511,684	$507,283	$530,092	$496,510
Cash	14,685	1,286	19,997	43,847	15,530

Total debt, net of cash before lease liabilities	$505,827	$510,398	$487,286	$486,245	$480,980
Lease liabilities	735,645	742,217	744,295	738,895	727,703

Total debt, net of cash	$1,241,472	$1,252,615	$1,231,581	$1,225,140	$1,208,683

(1)	Seller notes are loans granted to the Company by the sellers of businesses related to the acquisition of those businesses.

Operating Activities

Cash flow generated from operations, before considering working capital changes, was $78.9 million for the three months ended June 30, 2025 compared to $86.3 million in the same period of 2024.

In the second quarter of 2025, changes in working capital items provided net cash of $21.5 million compared with using net cash of $7.1 million in the same period of 2024. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Cash flow generated from operations before considering working capital changes, was $151.8 million for the six months ended June 30, 2025 compared to $164.3 million for the same period in 2024.

For the six months ended June 30, 2025, changes in working capital items provided net cash of $18.8 million compared with using $2.3 million in the same period of 2024. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Financing Activities

Cash used in financing activities totaled $40.8 million for the three months ended June 30, 2025 compared to cash used in financing activities of $6.6 million during the same period of the prior year. During the second quarter of 2025, cash was provided by draws of the revolving credit facility and swing line in the amount of $79.9 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $71.1 million and to fund interest costs on long- term debt of $7.1 million. Cash used by financing activities included $29.1 million in repayments of lease liabilities and cash used to fund interest costs on lease liabilities of $11.0 million. Cash was also used to pay dividends of $2.3 million. During the second quarter of 2024, cash was provided by draws of the revolving credit facility and swing line, primarily to fund acquisition and new location growth activity, in the amount of $112.5 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $71.8 million and cash used to fund interest costs on long-term debt of $7.2 million. Cash used by financing activities included $27.7 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $10.0 million. Cash was also used to pay dividends totaling $2.4 million.

Cash used in financing activities totaled $85.3 million for the six months ended June 30, 2025 compared to cash used by financing activities of $19.9 million for the same period of 2024. During the six months ended June 30, 2025, cash was provided by draws of the revolving credit facility and swing line in the amount of $ 178.4 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $165.3 million and to fund interest costs on long-term debt of $14.1 million. Cash used by financing activities included $57.7 million in repayments of lease liabilities and cash used to fund interest costs on lease liabilities of $22.0 million. Cash was also used to pay dividends of $4.6 million. During the six months ended June 30, 2024, cash was provided by draws of the revolving credit facility in the amount of $209.0 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $136.2 million and to fund interest costs on long-term debt of $13.7 million. Cash used by financing activities included $53.6 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $19.7 million. Cash was also used to pay dividends totaling $4.8 million. Financing costs of $0.8 million were incurred to complete the fourth amended and restated credit agreement.

Debt Financing

On March 26, 2024, the Company entered into a fourth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $550 million with an accordion feature which can increase the facilities to a maximum of $850 million (the “Facilities”). The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125 million at an interest rate of 3.455%. The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while the Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of BGSI’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The credit agreement provides for CORRA as the Canadian benchmark replacement rate on Canadian dollar term advances when the publication of Canadian Dollar Offered Rate (“CDOR”) ceased in June 2024. The total syndicated Facilities include a swing line up to a maximum of $10.0 million for the Canadian borrower and $30.0 million for the U.S. borrower. As at June 30, 2025, the Company has drawn $373.5 million U.S. (December 31, 2024 - $370.0 million U.S.) and the Canadian borrower had drawn $nil (December 31, 2024 - $nil) on the Facilities, $125.0 million (December 31, 2024 - $125.0 million) on the Term Loan A, and $15.0 million (December 31, 2024 - $nil) on the swing line.

The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect pro-forma annualized acquisition results.

The Company supplements its debt financing by negotiating with sellers in certain acquisitions to provide financing to the Company in the form of term notes. The notes payable to sellers are typically at favorable interest rates and for terms of one to 15 years. This source of financing is another means of supporting BGSI’s growth, at a relatively low cost. During the six months ended June 30, 2025, no new seller notes were entered into by BGSI.

Shareholders’ Capital

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

The information on the outstanding options is as follows:

	Three months ended June 30,
	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	94,471	$217.39	71,507	$219.55
Forfeited during the period	(5,875)	212.55	(1,160)	230.51
Exercised during the period	—	—	(182)	219.21

Balance at the end of period	88,596	$217.71	70,165	$219.37

Exercisable at the end of the period	19,253	$198.30	8,885	$195.51

	Six months ended June 30,
	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	67,762	$219.84	54,559	$198.78
Granted during the period	29,380	211.27	17,092	285.83
Forfeited during the period	(7,680)	214.91	(1,304)	229.22
Exercised during the period	(866)	190.69	(182.00)	219.21

Balance at the end of period	88,596	$217.71	70,165	$219.37

Exercisable at the end of the period	19,253	$198.30	8,885	$195.51

The weighted average grant date fair value of stock options granted during the six months ended June 30, 2025 was $69.51 per option (2024 - $97.75). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2025	2024
Risk-free interest rate	2.84%	3.61%
Expected life (years)	5.5	5.5
Expected stock price volatility	30.73%	30.68%
Expected dividend yield	0.259%	0.193%

During the first quarter of 2025, Boyd cancelled 5,784 shares pursuant to the Plan of Arrangement involving the conversion of Boyd Group Income Fund to Boyd Group Services Inc., which was effective January 1, 2020. Any shares that were not deposited by December 31, 2024 ceased to represent a right or claim of any kind or nature and have been cancelled.

During the period, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (RSU) and Performance Share Units (PSU) plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan will be accounted for as an equity-settled share-based payment.

Under the equity-settled plan, shares awarded to employees in terms of the RSUs and PSUs are measured at the fair market value at grant date using, where applicable, an appropriate valuation model. The cost is recognized in compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.

Investing Activities

Cash used in investing activities totaled $47.0 million and $91.3 million for the three months ended June 30, 2025 and for the six months ended June 30, 2025, respectively. This compares to cash used in investing activities of $73.3 million and $148.6 million used in the same periods of the prior year, respectively. During the six months ended June 30, 2025, the Company completed sale leaseback transactions for proceeds of $9.2 million. There were no sale and leaseback transactions completed for the same period of last year. The remainder of the investing activity in both periods related primarily to new location growth as well as the development of businesses which consisted primarily of property, plant and equipment additions.

Acquisitions and Development of Businesses

The Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2025 to June 30, 2025	7	10	17
July 1, 2025 to August 12, 2025	10	2	12

Total	17	12	29

During the six months ended June 30, 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.

Included above is a multi-location acquisition based in Virginia which closed in early August 2025. Boyd will continue to be a strategic buyer of scaled MSO acquisitions at the right economics. In addition to our established single shop pipeline, we have seen an increase in acquisition opportunities in the small regional MSO market in 2025.

The Company added 25 locations through acquisition and five start-up locations, for a total of 30 new locations from the beginning of 2024 until the second quarter reporting date of August 7, 2024.

Included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted primarily of property, plant and equipment additions to bring new locations up to the Company’s standard of quality and also includes development of brownfield and greenfield start-up locations that have not yet opened. During the period the Company also invested in the growth of its scanning and calibration services. Expenditures in this area on vehicles and scanning and calibration technology equipment is expected to continue into the future as the Company grows its internalization of this work from 67% to 80% in the near term.

Start-ups

Start-up collision repair facilities include brownfield locations, which are existing buildings converted to Boyd’s use. In some cases this would include opening in a building that was previously a collision repair facility. The Company will also develop greenfield locations which consist of Boyd’s prototype building from the ground up. In both cases, Boyd ensures the location is favorable and zoned appropriately to be able to operate upon completion of development. Depending on a variety of factors including zoning, permitting, supply chain and availability of trades, the development of a start-up facility can take between 10 and 24 months, with greenfields generally taking longer than brownfields. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company.

The Company believes that start-up facilities offer a number of advantages and as a result plans to continue increasing the proportion of growth using this approach. This approach provides another option to grow in markets that are new and growing and also allows Boyd to design and develop a facility that has a preferred footprint and flow. Being able to accommodate Boyd’s future needs in terms of glass and calibration services is another benefit. These facilities are also attractive from a customer and employee perspective. Having the capability to grow through start-ups at a higher pace gives the Company optionality to invest in a way that continues to provide accretive returns when multi-shop or single location acquisition opportunities are not ideal. While the pipeline continues to grow, the Company currently has following start-up facilities in development and scheduled to open over the next twelve months:

Number of start-up locations currently in development
July 1, 2025 to September 30, 2025	7
October 1, 2025 to December 31, 2025	9
January 1, 2026 to March 31, 2026	8
April 1, 2026 to June 30, 2026	7

Total	31

Start-up facilities, whether brownfield or greenfield, have a longer ramp-up period when compared to the Company’s historical single shop acquisitions. It generally takes longer for sales to build up to steady state levels in start-up locations. Whereas with single store acquisitions, it takes on average between 12-24 months to add the necessary employees and DRP relationships to drive sales to projected levels, for start-ups it can take between 24-36 months from the time of store opening. During these ramp up periods, leveraging of fixed costs is limited, which impacts the operating expense ratio and supplementing production staff wages may be required, which impacts gross margin. For start-up locations, pre-opening costs such as utilities, core staff, property taxes and shop supplies are incurred without sales revenue to offset these costs. This pattern of extended ramp up would typically result in losses for the months leading up to the opening and continue at decreasing levels as the revenue increases. Performance of newly developed locations will vary, but the long-term value creation of developing start-up sites are very attractive. Based on Boyd’s history, newly developed locations would reach maturity by the end of their third year.

Capital Expenditures

Although most of Boyd’s repair facilities are leased, funds are required to ensure facilities are properly repaired and maintained to ensure the Company’s physical appearance communicates Boyd’s standard of professional service and quality. The Company’s need to maintain its facilities and upgrade or replace equipment to meet increased complexity of newer vehicles, signage, computers, software and vehicles forms part of the annual cash requirements of the business. The Company manages these expenditures by annually reviewing and determining its capital budget needs and then authorizing major expenditures throughout the year based upon individual business cases. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $11.1 million or 1.4% of sales on capital expenditures during the second quarter of 2025. The Company spent $16.1 million or 2.1% of sales on capital expenditures excluding expenditures related to acquisition and development during the same period of 2024. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $22.5 million or 1.4% of sales on capital expenditures during the six months ended June 30, 2025. The Company spent $31.9 million or 2.0% of sales on capital expenditures excluding expenditures related to acquisition and development during the same period of 2024.

During 2025, the Company plans to make cash capital expenditures, excluding those related to network technology upgrades and acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. During the six months ended June 30, 2025, the company spent $6.4 million on network technology upgrades. The investment expected in 2025 is in the range of $10 million to $12 million, with an investment in 2026 in the range of $2 million to $4 million. This investment aligns with Boyd’s ESG sustainability roadmap to further strengthen data privacy and cyber security.

LEGAL PROCEEDINGS

Neither BGSI, nor any of its subsidiaries are involved in any legal proceedings which are material in any respect.

RELATED PARTY TRANSACTIONS

Boyd has not entered into any new related party transactions beyond the items disclosed in the 2024 annual report.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements that present fairly the financial position, financial condition and results of operations requires that BGSI make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

The critical accounting estimates are substantially unchanged from those identified in the 2024 annual MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

BGSI’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the second quarter of 2025, there have been no changes in BGSI’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BGSI’s internal control over financial reporting.

BUSINESS RISKS AND UNCERTAINTIES

Risks and uncertainties affecting the business remain substantially unchanged from those identified in the 2024 annual MD&A.

ADDITIONAL INFORMATION

BGSI’s shares trade on the Toronto Stock Exchange under the symbol TSX: BYD.TO. Additional information relating to the BGSI is available on SEDAR+ (www.sedarplus.com) and the Company website (www.boydgroup.com).